Exhibit 19.1

INSIDER TRADING COMPLIANCE PROGRAM

MONOLITHIC POWER SYSTEMS, INC.

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees, consultants and other related individuals, Monolithic Power Systems, Inc. (the “Company”) has adopted the policies and procedures described in this Memorandum.

I.	Amendment of Insider Trading Policy.

The Company has an Insider Trading Policy, amended as of February 7, 2023, in the form attached hereto as Exhibit A (as may be amended from time to time, the “Policy”), which prohibits trading based on material, non-public information regarding the Company (“Inside Information”). The Policy covers officers, directors and all other employees of, or consultants or contractors to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Inside Information. The Policy (and/or a summary thereof) is to be delivered to all new employees and consultants upon the commencement of their relationships with the Company, and is to be circulated to all Company personnel annually.

II.	Designation of Certain Persons.

A.         Section 16 Individuals. The Company has determined that those persons listed on Exhibit B attached hereto are the directors and officers who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”). Exhibit B will be amended from time to time as appropriate to reflect the election of new officers or directors, any change in function of current officers and the resignation or departure of current officers or directors.

B.         Other Persons. The Company has determined that those persons listed on Exhibit C attached hereto (“Designated Insiders”), together with the Section 16 Individuals, should be subject to the preclearance requirement described in Section IV.A. below, because the Company believes that, in the normal course of their duties or with respect to a particular matter, such persons have, or are likely to have, regular or special access to Inside Information. Exhibit C may be amended from time to time by the Board of Directors or the Company’s Insider Trading Compliance Officer.

III.	Appointment of Compliance Officer.

The Company has appointed Saria Tseng, the Company’s General Counsel (or her successor in office), or such other person as the General Counsel shall designate and oversee, as the Company’s Insider Trading Compliance Officer. The Insider Trading Compliance Officer may, in his sole discretion, select other Company personnel to assist with the execution of his or her duties set forth in Section IV below.

IV.	Duties of Compliance Officer.

The duties of the Compliance Officer shall include, but not be limited to, the following:

A.         Preclearing all transactions involving the Company’s securities by those individuals listed on Exhibits B and C, in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended.

B.          Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals, if necessary.

C.         Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission (the “SEC”) by Section 16 Individuals under Section 16 of the Exchange Act.

D.         Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Form 144, officers and directors questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

E.          Circulating the Policy (and/or a summary thereof) to all employees and consultants, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

F.           Assisting the Company’s Board of Directors in the implementation of the Policy.

G.         Coordinating with Company counsel regarding compliance activities with respect to Rule 144 requirements.

H.         Reviewing and approving any trading plan adopted pursuant to Rule 10b5-1(c) promulgated under the Exchange Act, in order to ensure compliance with the guidelines set forth in the Company’s Insider Trading Policy.

EXHIBIT A

    MONOLITHIC POWER SYSTEMS, INC.

INSIDER TRADING POLICY

and Guidelines with Respect to
Certain Transactions in Company Securities

(As amended by the Board of Directors on February 7, 2023)

This Policy provides guidelines to employees, officers, directors, consultants, contractors (and family members of such persons) of Monolithic Power Systems, Inc. and its subsidiaries (the “Company”) with respect to transactions in the Company’s securities.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries, who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” “Immediate family” includes spouse, minor children, and other relatives (by marriage or otherwise) living in your home (collectively “Family”), trusts or other entities in which you or any of your Family have a beneficial interest, and trusts or other accounts over which you or any of your Family exercise control or investment influence. (The application of this Policy to Family members is derived from the definition of “beneficial ownership” of securities under the federal securities laws.) This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

Statement of Policy

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1.          Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ) is open for trading. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and approved by either the Insider Trading Compliance Officer in accordance with the guidelines set forth in this Policy or by the Company’s Board of Directors (an “approved Rule 10b5-1 trading plan”).

2.          Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall an Insider make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.          Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any Insider of the Company receives any inquiry from outside the Company, such as from a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s President, Chief Executive Officer or Chief Financial Officer, who are responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Potential Criminal and Civil Liability and/or Disciplinary Action

1.         Liability for Insider Trading. Pursuant to federal and state securities laws, Insiders may be subject to penalties of up to $5,000,000 and up to twenty years in jail for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2.         Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3.         Possible Disciplinary Actions. Employees, consultants and contractors of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include termination of employment or engagement. No exceptions will be made to this Policy, even where the transaction is very small or where the individual planned to make the transaction before learning the information. If you know or suspect that anyone has violated this Policy, we encourage you to call the Insider Trading Compliance Officer. You are free to do so on an anonymous basis.

Trading Guidelines and Requirements

1.         Black-Out Period and Trading Window. The period beginning on the first day of the third month of each fiscal quarter and ending two Trading Days following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors, employees and consultants will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, the Company's policy is that the persons listed on Exhibit C hereto, as may be amended, modified and supplemented by the Board of Directors from time to time (the “Designated Insiders”) and the Section 16 Individuals refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing on the third Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of business on the last Trading Day of the second month of the next fiscal quarter. This “trading window” is mandatory for all Designated Insiders and Section 16 Individuals; provided, however, that this restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan.

From time to time, the Company may also require that directors, officers, and selected employees suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons must not engage in any transaction involving the purchase or sale of the Company’s securities during such period and must not disclose to others the fact of such suspension of trading.

It should be noted, however, that even during the trading window, any person possessing Material Nonpublic Information concerning the Company may not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all Insiders should use good judgment at all times.

2.         Preclearance of Trades. The Company has determined that all Designated Insiders and Section 16 Individuals shall refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “preclearance” process. Each such person must contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of the Company before clearing any proposed trade. The Company may find it necessary, from time to time, to require compliance with the preclearance process from certain employees, consultants and contractors other than and in addition to the Designated Insiders and the Section 16 Individuals. The Company will notify any such employee, consultant or contractor whom the Company has determined shall be required to comply with this preclearance process.

3.         Individual Responsibility. Every Insider has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. The guidelines set forth in this Policy are guidelines only, and appropriate judgment should be exercised in connection with any trade in the Company’s securities.

An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, suppliers, manufacturer, distributors, resellers and others (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All Insiders should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

Although it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Financial results
●	Projections of future earnings or losses
●	A merger or acquisition, tender offer or exchange offer involving the Company
●	Significant acquisitions or dispositions of assets

●	Unanticipated changes in the level of sales, orders or expenses
●	Major new products
●	Negotiations with potentially significant new customer or supplier
●	Impending bankruptcy or financial liquidity problems
●	Changes in dividend policy
●	Stock splits
●	New equity or debt offerings
●	Significant litigation exposure due to actual or threatened litigation
●	Major changes in senior management
●	Regulatory actions

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Additional Transactions Subject to Pre-Clearance

Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including, but not limited to, through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, forwards and exchange funds. Such hedging and monetization transactions may permit a director, officer or employee to continue to own the Company’s securities obtained through Company’s benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first submit the proposed transaction for approval by the Compliance Officer. Any request for pre-clearance of a hedging, monetization or similar arrangement must be submitted to the Insider Trading Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction. You are prohibited at all times from holding Company securities in a margin account and from pledging Company securities as collateral.

Certain Exceptions

1.         Stock Option and Purchase Plans. For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans or the purchase of shares under the Company’s Employee Stock Purchase Plan (but not the sale of any shares issued upon such exercise or purchase) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

2.         Rule 10b5-1 Trading Plans. For purposes of this Policy, the Company considers that trades of the Company’s securities made pursuant to a plan adopted in strict compliance with Rule 10b5-1(c) promulgated under the Exchange Act are exempt from this Policy; provided, however, that such a plan (and any modifications thereto) must first be approved by the Company’s Insider Trading Compliance Officer. The Insider Trading Compliance Officer shall not approve a Rule 10b5-1 trading plan or any modification thereof unless the following requirements have been satisfied:

●	The Rule 10b5-1 trading plan must be adopted by an Insider and must have a fixed duration of not less than 12 months from the adoption date.
●

Any Rule 10b5-1 trading plan may only be adopted during an open trading window at a time when the Insider has no Material Nonpublic Information. The effective date of the Rule 10b5-1 trading plan (i.e., the date that trading pursuant to the plan may begin) shall not be less than (a) in the case of an Insider entering into a Rule 10b5-1 trading plan, 120 calendar days after the Rule 10b5-1 trading plan is entered into in writing, and (b) in the case of a non-Insider entering into a Rule 10b5-1 trading plan, 30 calendar days after the Rule 10b5-1 trading plan is entered into in writing.

●

The Insider shall have represented (either in the plan or in a separate certification to the Company) that (i) as of the Rule 10b5-1 trading plan’s adoption or modification date, he or she was or is not in possession of any Material Nonpublic Information; (ii) he or she is entering into or modifying the Rule 10b5-1 trading plan during an open trading window, in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and agrees to utilize his or her Rule 10b5-1 trading plan in good faith throughout its existence; (iii) he or she has not entered into or altered a corresponding or hedging transaction or put option equivalent with respect to the Company’s securities, and agrees not to enter into any such transaction while the plan is in effect; and (iv) he or she does not have authority, influence or control over any trades in the Company’s securities made pursuant to the Rule 10b5-1 trading plan, and will not attempt to exercise any authority, influence or control over such trades.

●

The Rule 10b5-1 trading plan must specify or set a formula for the amount of stock to be purchased or sold, and the prices at which the stock is to be purchased or sold. For example, the plan may instruct the stockbroker to sell a particular number of shares in each upcoming month or quarter. The dates of the purchases or sales may be in a range of days, provided that choice of the exact trading days is left to the stockbroker.

●

To the extent the Rule 10b5-1 trading plan is designed to effect the open-market purchase or sale of the total amount of securities subject to such plan in a single transaction (a “single-trade plan”), the individual entering into the Rule 10b5-1 trading plan must not have entered into another single-trade plan in the prior 12-month period that also qualified for the affirmative defense under Rule 10b5-1 of the Exchange Act.

●

Any modification to an existing Rule 10b5-1 trading plan may only be made during an open trading window at a time when the Insider has no Material Nonpublic Information. The effective date for any modification of the amount, price or timing of the purchase or sale of the securities underlying the Rule 10b5-1 trading plan shall not be less than (a) in the case of an Insider modifying a Rule 10b5-1 trading plan, 120 calendar days after the modification is entered into in writing, and (b) in the case of a non-Insider modifying a Rule 10b5-1 trading plan, 30 calendar days after the modification is entered into in writing.

●	During the period between adoption and the effective date of the modified plan, the unmodified plan may remain in effect.
●

The Rule 10b5-1 trading plan shall provide that the Company reserves the right, in accordance with the provisions of its Insider Trading Policy, to suspend the trading of its securities made pursuant to the plan; provided, however, that trading may resume under the plan when the suspension has been lifted.

●	The Rule 10b5-1 trading plan must otherwise comply with all applicable laws, rules and regulations.

The Company recommends a person seeking to adopt a Rule 10b5-1 trading plan consult his or her own attorney prior to the adoption of the plan. The Company further recommends that any person adopting a Rule 10b5-1 trading plan make the sales contemplated by the plan without alteration or deviation, and not make additional sales of the Company’s securities other than as set forth under the plan. Each individual adopting the trading plan is solely responsible for compliance with Rule 10b5-1.

The Company reserves the right to reject any Rule 10b5-1 trading plan which, in its judgment, may suggest that a person covered by this Policy intends to sell a disproportionate percentage of his or her Company stock. The Company also reserves the right to bar all trades in the Company’s securities, even pursuant to existing trading plans, if the Board of Directors determines that such a bar is in the best interests of the Company.

Additional Information - Directors and Officers

Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option, nor the receipt of stock under the Company’s employee stock purchase plan is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

EXHIBIT B

    SECTION 16 INDIVIDUALS

All members of the Board of Directors and all persons designated as Section 16 officers by the Board of Directors.

EXHIBIT C

    DESIGNATED INSIDERS

Other individuals designated as insiders by the Insider Trading Compliance Officer.